UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2014

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2013 (Nine months ended December 31, 2013) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	January 31, 2014

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2014	Trading Accounts: Established
Commencement of Dividend Payment (scheduled): -
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2013 (for the nine months ended December 31, 2013)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
3Q F2013	2,227,854	4.2	780,567	32.2	563,142	43.7
3Q F2012	2,136,300	8.1	590,420	60.9	391,767	44.5

Note:	Comprehensive Income: 3Q F2013: ¥752,294 million, 55.9%; 3Q F2012: ¥482,381 million, 129.3%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2013	23.14	22.18
3Q F2012	16.12	15.42

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2013	188,307,952	8,258,767	3.4
Fiscal 2012	177,411,062	7,736,230	3.3

Reference:	Own Capital: As of December 31, 2013: ¥6,420,509 million; As of March 31, 2013: ¥5,927,135 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) /
Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2012	—	3.00	—	3.00	6.00
Fiscal 2013	—	3.00	—
Fiscal 2013 (estimate)				3.50	6.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: Yes
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2013 (for the fiscal year ending March 31, 2014)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2013	600,000	7.0	24.53

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2013: No
	2.	The number of shares of common stock used in the above calculation is based on the following:

•   The average of “the average number of shares during 1Q, 2Q and 3Q” and “the number of outstanding shares as of December 31, 2013 (which is assumed to be the average number of shares during 4Q of fiscal 2013)” is used.

•   It does not take into account any increase during 4Q of fiscal 2013 in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): Yes

Newly consolidated: — (Company name: —);         Excluded: 1 (Company name: Mizuho Bank, Ltd.)

(Note)	For more information, please refer to “(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation) on page 1-2 of the attachment.

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(2) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of December 31, 2013	24,208,671,257 shares	As of March 31, 2013	24,164,864,477 shares
‚ Period-end treasury stock:	As of December 31, 2013	13,942,162 shares	As of March 31, 2013	22,128,230 shares
ƒ Average outstanding shares (accumulated period):	3Q Fiscal 2013	24,178,479,365 shares	3Q Fiscal 2012	24,035,538,324 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2014, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2012	—	10.00	—	10.00	20.00
Fiscal 2013	—	10.00	—
Fiscal 2013 (estimate)				10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2012	—	15.00	—	15.00	30.00
Fiscal 2013	—

(Note) Mizuho Financial Group Inc. acquired all of the Thirteenth Series Class XIII Preferred Stock as of July 11, 2013 and cancelled all of the relevant stock on the same day. Accordingly, cash dividend payment of the Thirteenth Series Class XIII Preferred Stock is not to be made in fiscal 2013.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation)	p.1-2
	(2) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2013

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR Internet conference for institutional investors and analysts is scheduled for January 31, 2014 (Friday). The details of this conference (audio archive) and its presentation materials will be available for use by individual investors in the IR information section of the Mizuho Financial Group HP after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation)

Mizuho Bank, Ltd. (MHBK) and Mizuho Corporate Bank, Ltd. (MHCB) that had been consolidated subsidiaries of Mizuho Financial Group, Inc. (MHFG) conducted an absorption-type merger, with effect on July 1, 2013, whereby MHCB is the surviving company and MHBK is the dissolving company.

As a result of this, MHBK, which before the merger was MHFG’s specified subsidiary, is no longer applicable to be a specified subsidiary. The trade name of MHCB has been changed to Mizuho Bank, Ltd. since the effective date of this merger.

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies due to revisions of accounting standards and others)

(Application of “Accounting Standard for Consolidated Financial Statements” and others)

Mizuho Financial Group has applied “Accounting Standard for Consolidated Financial Statements”

(ASBJ Statement No. 22, March 25, 2011) and others beginning with the first quarter of fiscal 2013 and has newly included FANTASTIC FUNDING CORPORATION and other companies in consolidated subsidiaries.

This accounting standard and others have been applied to FANTASTIC FUNDING CORPORATION and other companies that have been newly included in consolidated subsidiaries in accordance with the transitional treatment stipulated in “Accounting Standard for Consolidated Financial Statements” Paragraph 44-4 (3). At the beginning of the first fiscal year of the application, the assets, the liabilities, and the minority interests of FANTASTIC FUNDING CORPORATION and other companies have been recorded at the appropriate book value in the consolidated financial statements. As a result of this, the effect of this application on the retained earnings at the beginning of fiscal 2013 is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2013	As of December 31, 2013
Assets
Cash and Due from Banks	¥12,333,997	¥21,738,738
Call Loans and Bills Purchased	530,541	439,867
Receivables under Resale Agreements	9,025,049	11,945,711
Guarantee Deposits Paid under Securities Borrowing Transactions	5,543,914	5,476,996
Other Debt Purchased	1,279,964	3,274,015
Trading Assets	14,076,928	14,342,988
Money Held in Trust	96,014	129,890
Securities	53,472,399	47,637,752
Loans and Bills Discounted	67,536,882	69,077,594
Foreign Exchange Assets	1,412,601	1,609,399
Derivatives other than for Trading Assets	4,475,055	3,977,581
Other Assets	2,599,553	3,243,070
Tangible Fixed Assets	901,085	905,561
Intangible Fixed Assets	477,546	502,201
Deferred Tax Assets	165,299	105,458
Customers’ Liabilities for Acceptances and Guarantees	4,224,259	4,548,115
Reserves for Possible Losses on Loans	(739,990)	(646,963)
Reserve for Possible Losses on Investments	(40)	(26)

Total Assets	¥177,411,062	¥188,307,952

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2013	As of December 31, 2013
Liabilities
Deposits	¥84,241,955	¥86,772,550
Negotiable Certificates of Deposit	15,326,781	14,532,201
Call Money and Bills Sold	6,126,424	6,163,036
Payables under Repurchase Agreements	17,451,041	20,734,805
Guarantee Deposits Received under Securities Lending Transactions	11,325,439	11,294,489
Commercial Paper	472,718	867,599
Trading Liabilities	7,686,442	7,932,432
Borrowed Money	7,699,440	10,792,633
Foreign Exchange Liabilities	182,473	413,680
Short-term Bonds	477,400	568,338
Bonds and Notes	5,141,746	5,139,312
Due to Trust Accounts	1,120,696	1,312,620
Derivatives other than for Trading Liabilities	4,404,754	4,426,457
Other Liabilities	3,501,064	4,273,142
Reserve for Bonus Payments	45,754	23,170
Reserve for Employee Retirement Benefits	38,632	41,117
Reserve for Director and Corporate Auditor Retirement Benefits	1,612	1,452
Reserve for Possible Losses on Sales of Loans	48	172
Reserve for Contingencies	16,859	19,745
Reserve for Reimbursement of Deposits	16,464	15,237
Reserve for Reimbursement of Debentures	35,417	53,994
Reserves under Special Laws	1,203	1,361
Deferred Tax Liabilities	54,221	40,066
Deferred Tax Liabilities for Revaluation Reserve for Land	81,977	81,449
Acceptances and Guarantees	4,224,259	4,548,115

Total Liabilities	169,674,832	180,049,185

Net Assets
Common Stock and Preferred Stock	2,254,972	2,254,972
Capital Surplus	1,109,508	1,109,508
Retained Earnings	1,814,782	2,189,647
Treasury Stock	(4,661)	(3,908)

Total Shareholders’ Equity	5,174,601	5,550,220

Net Unrealized Gains (Losses) on Other Securities	615,883	818,567
Deferred Gains or Losses on Hedges	84,634	(15,778)
Revaluation Reserve for Land	142,345	141,451
Foreign Currency Translation Adjustments	(90,329)	(73,951)

Total Accumulated Other Comprehensive Income	752,533	870,289

Stock Acquisition Rights	2,687	1,652
Minority Interests	1,806,407	1,836,605

Total Net Assets	7,736,230	8,258,767

Total Liabilities and Net Assets	¥177,411,062	¥188,307,952

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the nine months ended December 31, 2012	For the nine months ended December 31, 2013
Ordinary Income	¥2,136,300	¥2,227,854
Interest Income	1,056,175	1,064,963
Interest on Loans and Bills Discounted	675,530	697,489
Interest and Dividends on Securities	246,301	238,372
Fiduciary Income	33,811	36,417
Fee and Commission Income	426,045	497,609
Trading Income	153,369	134,878
Other Operating Income	352,686	236,124
Other Ordinary Income	114,211	257,860

Ordinary Expenses	1,545,880	1,447,286
Interest Expenses	253,604	233,075
Interest on Deposits	70,217	77,763
Fee and Commission Expenses	88,317	96,446
Trading Expenses	—	5,736
Other Operating Expenses	50,404	88,685
General and Administrative Expenses	918,589	931,499
Other Ordinary Expenses	234,963	91,842

Ordinary Profits	590,420	780,567

Extraordinary Gains	977	381
Extraordinary Losses	23,561	6,560

Income before Income Taxes and Minority Interests	567,836	774,387

Income Taxes:
Current	188,230	105,785
Refund of Income Taxes	(199)	(4,888)
Deferred	(72,982)	48,041

Total Income Taxes	115,048	148,937

Income before Minority Interests	452,787	625,449

Minority Interests in Net Income	61,020	62,306

Net Income	¥391,767	¥563,142

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the nine months ended December 31, 2012	For the nine months ended December 31, 2013
Income before Minority Interests	¥452,787	¥625,449
Other Comprehensive Income	29,594	126,844
Net Unrealized Gains (Losses) on Other Securities	8,213	206,716
Deferred Gains or Losses on Hedges	19,873	(100,646)
Revaluation Reserve for Land	(0)	20
Foreign Currency Translation Adjustments	(1,635)	9,952
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	3,142	10,802

Comprehensive Income	482,381	752,294

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	420,221	681,813
Comprehensive Income Attributable to Minority Interests	62,160	70,481

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2013

(Nine months ended December 31, 2013)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

Former MHBK and former Mizuho Corporate Bank, Ltd. (“MHCB”) conducted a merger on July 1, 2013.

The surviving company after the merger is former MHCB, and figures for MHBK include figures for former MHCB for periods prior to the merger.

Non-consolidated figures for MHBK for previous periods are aggregate figures for former MHBK and former MHCB. Aggregate figures for the 2 banks (MHBK and MHTB) for previous periods are aggregate figures for former MHBK, former MHCB, and MHTB.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2013	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	NON		2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2014, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2013

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2013 (Accumulated Period)
			Change	Third Quarter of Fiscal 2012 (Accumulated Period)
Consolidated Gross Profits	1	1,546.0	(83.7)	1,629.7
Net Interest Income	2	831.8	29.3	802.5
Fiduciary Income	3	36.4	2.6	33.8
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	401.1	63.4	337.7
Net Trading Income	6	129.1	(24.2)	153.3
Net Other Operating Income	7	147.4	(154.8)	302.2
General and Administrative Expenses	8	(931.4)	(12.9)	(918.5)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(20.5)	32.6	(53.1)
Reversal of Reserves for Possible Losses on Loans, etc.	10	95.2	74.1	21.0
Net Gains (Losses) related to Stocks	11	61.1	168.6	(107.5)
Equity in Income from Investments in Affiliates	12	16.3	8.2	8.0
Other	13	13.9	3.1	10.7

Ordinary Profits	14	780.5	190.1	590.4

Net Extraordinary Gains (Losses)	15	(6.1)	16.4	(22.5)
Income before Income Taxes and Minority Interests	16	774.3	206.5	567.8
Income Taxes	17	(148.9)	(33.8)	(115.0)
Income before Minority Interests	18	625.4	172.6	452.7
Minority Interests in Net Income	19	(62.3)	(1.2)	(61.0)

Net Income	20	563.1	171.3	391.7

Credit-related Costs (including Credit Costs for Trust Accounts)	21	74.6	106.7	(32.0)

* Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	594.2	(121.2)	715.4

* Consolidated Net Business Profits [22] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	158	9	149
Number of affiliates under the equity method	24	22	—	22

2-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2013 (Accumulated Period)					Third Quarter of Fiscal 2012 (Accumulated Period)
		MHBK (Apr. - Dec.)*2	Former MHBK (Apr. - Jun.)	MHTB	Aggregate Figures	Change
Gross Profits	1	884.1	185.8	87.7	1,157.7	(124.9)	1,282.6
Net Interest Income	2	578.0	123.6	28.2	730.0	15.6	714.3
Fiduciary Income	3			35.9	35.9	2.6	33.3
Trust Fees for Jointly Operated Designated Money Trust	4			1.6	1.6	0.1	1.4
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	210.5	38.0	15.4	264.0	33.0	231.0
Net Trading Income	7	14.1	(6.9)	1.8	9.0	(28.8)	37.8
Net Other Operating Income	8	81.3	31.0	6.1	118.6	(147.4)	266.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(453.7)	(132.0)	(54.9)	(640.8)	(16.5)	(624.3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *1	10	430.3	53.7	32.7	516.8	(141.5)	658.3

Reversal of (Provision for) General Reserve for Possible Losses on Loans	11	—	—	—	—	22.9	(22.9)

Net Business Profits	12	430.3	53.7	32.7	516.8	(118.5)	635.4

Net Gains (Losses) related to Bonds	13	41.4	13.7	6.5	61.7	(160.6)	222.4

Net Non-Recurring Gains (Losses)	14	93.0	17.0	6.8	116.9	285.7	(168.8)
Net Gains (Losses) related to Stocks	15	28.7	5.8	8.1	42.8	165.7	(122.9)
Expenses related to Portfolio Problems	16	(9.1)	(5.6)	(0.3)	(15.0)	20.3	(35.3)
Reversal of Reserves for Possible Losses on Loans, etc.	17	75.5	14.7	1.8	92.1	69.6	22.5
Other	18	(2.2)	2.1	(2.8)	(2.9)	30.1	(33.0)

Ordinary Profits	19	523.3	70.8	39.6	633.8	167.2	466.5

Net Extraordinary Gains (Losses)	20	(1.3)	(0.6)	(2.1)	(4.1)	5.6	(9.8)
Income before Income Taxes	21	522.0	70.1	37.4	629.6	172.8	456.7
Income Taxes	22	(155.5)	14.8	(4.6)	(145.3)	(39.4)	(105.8)

Net Income	23	366.5	84.9	32.8	484.3	133.4	350.8

*1 Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].
*2 Figures for MHBK for the third quarter (accumulated period) are the aggregate figures for former MHCB for the first quarter and MHBK for the second and third quarters.

Credit-related Costs	24	66.4	9.1	1.5	77.0	112.8	(35.7)

* Credit-related  Costs  [24]  =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [11] + Reversal of Reserves for Possible Losses on Loans, etc. [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	58.6	10.5	0.5	69.8	76.2	(6.4)
Losses on Write-offs of Loans	27	4.3	(0.7)	(0.3)	3.2	20.1	(16.9)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	0.4	(0.4)	1.1	1.1	14.2	(13.1)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.0	—	(0.0)	0.0	0.0	0.0
Reversal of (Provision for) Reserve for Contingencies	30	3.3	—	0.1	3.4	1.9	1.5
Other (including Losses on Sales of Loans)	31	(0.3)	(0.2)	—	(0.6)	0.1	(0.7)
Total	32	66.4	9.1	1.5	77.0	112.8	(35.7)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2013 (Accumulated Period) *		Third Quarter of Fiscal 2012 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	42.8	165.7	(122.9)
Gains on Sales	45.5	27.1	18.3
Losses on Sales	(2.3)	5.4	(7.8)
Impairment (Devaluation)	(1.3)	130.6	(131.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	0.9	2.4	(1.4)

*	Figures are the aggregate figures for former MHBK for the first quarter, former MHCB for the first quarter, MHBK for the second and third quarters, and MHTB for the third quarter (accumulated period) .

Mizuho Bank

	Third Quarter of Fiscal 2013 (Accumulated Period)				Third Quarter of Fiscal 2012 (Accumulated Period)
	MHBK (Apr. - Dec.) *	Former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Net Gains (Losses) related to Stocks	28.7	5.8	34.6	148.1	(113.5)
Gains on Sales	30.6	6.4	37.0	20.1	16.8
Losses on Sales	(1.3)	(0.7)	(2.1)	4.2	(6.3)
Impairment (Devaluation)	(0.5)	(0.7)	(1.2)	121.4	(122.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	0.0	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	0.0	0.9	0.9	2.2	(1.3)

*	Figures are the aggregate figures for former MHCB for the first quarter and MHBK for the second and third quarters.

Mizuho Trust & Banking

	Third Quarter of Fiscal 2013 (Accumulated Period)		Third Quarter of Fiscal 2012 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	8.1	17.5	(9.3)
Gains on Sales	8.4	6.9	1.5
Losses on Sales	(0.2)	1.1	(1.4)
Impairment (Devaluation)	(0.0)	9.2	(9.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	0.0	0.1	(0.1)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

¢ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of December 31, 2013				As of March 31, 2013				As of September 30, 2013 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	44,106.3	1,181.9	1,600.0	418.1	50,508.5	881.4	1,148.9	267.4	43,347.8	1,050.5	1,412.2	361.7
Japanese Stocks	3,322.8	1,291.2	1,369.9	78.7	2,776.0	710.0	843.2	133.1	3,169.2	1,134.1	1,230.4	96.2
Japanese Bonds	28,818.2	(0.0)	34.5	34.5	34,043.2	113.4	134.2	20.7	28,885.9	22.5	49.2	26.7
Japanese Government Bonds	25,816.4	(9.8)	8.2	18.0	30,805.1	88.2	89.6	1.4	25,956.9	7.2	18.2	11.0
Other	11,965.2	(109.3)	195.5	304.8	13,689.2	57.8	171.4	113.5	11,292.7	(106.1)	132.4	238.6
Foreign Bonds	8,984.4	(267.6)	20.9	288.6	11,844.8	17.9	74.0	56.1	8,538.9	(189.2)	18.0	207.2

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥40.6 billion, ¥33.6 billion and ¥3.3 billion, which were recognized in the statement of income for December 31, 2013, September 30, 2013 and March 31, 2013 respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2013				As of March 31, 2013				As of September 30, 2013 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	3,870.2	12.6	14.7	2.1	3,000.4	19.9	20.0	0.0	3,600.3	14.7	16.4	1.7

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2013				As of March 31, 2013				As of September 30, 2013 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	40,928.6	956.9	1,365.2	408.2	48,414.1	947.0	1,210.5	263.5	39,966.8	864.3	1,218.0	353.7
Japanese Stocks	3,012.1	1,118.3	1,200.1	81.8	2,819.1	822.9	956.9	133.9	2,880.1	985.2	1,082.8	97.6
Japanese Bonds	27,428.2	0.5	33.0	32.5	32,834.0	108.2	128.6	20.4	27,319.8	21.5	46.9	25.3
Japanese Government Bonds	24,613.8	(8.8)	7.6	16.5	29,804.9	84.2	85.4	1.1	24,582.1	7.4	17.6	10.1
Other	10,488.3	(161.8)	132.0	293.9	12,760.9	15.8	124.9	109.1	9,766.8	(142.4)	88.2	230.6
Foreign Bonds	8,347.8	(260.1)	18.6	278.7	11,274.4	16.9	71.5	54.6	7,832.1	(184.5)	16.5	201.1
MHTB
Other Securities	2,010.4	93.8	107.3	13.4	1,811.3	79.2	88.5	9.3	2,234.2	88.4	99.6	11.1
Japanese Stocks	218.0	92.6	95.7	3.0	190.0	61.1	67.3	6.2	210.5	84.0	87.9	3.8
Japanese Bonds	1,160.6	(0.2)	1.4	1.6	985.5	4.9	5.3	0.3	1,331.2	0.4	1.5	1.0
Japanese Government Bonds	1,090.2	(0.9)	0.5	1.5	927.7	3.8	4.2	0.3	1,262.9	(0.3)	0.5	0.8
Other	631.7	1.4	10.1	8.6	635.7	13.1	15.8	2.7	692.4	3.9	10.1	6.1
Foreign Bonds	484.9	(7.5)	0.0	7.5	478.3	1.3	1.7	0.4	551.7	(3.8)	0.5	4.3
Total
Other Securities	42,939.1	1,050.8	1,472.5	421.7	50,225.5	1,026.2	1,299.1	272.8	42,201.1	952.8	1,317.6	364.8
Japanese Stocks	3,230.2	1,210.9	1,295.8	84.9	3,009.2	884.0	1,024.2	140.2	3,090.7	1,069.2	1,170.8	101.5
Japanese Bonds	28,588.8	0.3	34.4	34.1	33,819.5	113.2	133.9	20.7	28,651.0	22.0	48.4	26.3
Japanese Government Bonds	25,704.1	(9.8)	8.1	18.0	30,732.6	88.1	89.6	1.4	25,845.0	7.1	18.2	11.0
Other	11,120.0	(160.4)	142.2	302.6	13,396.7	28.9	140.8	111.9	10,459.3	(138.5)	98.3	236.8
Foreign Bonds	8,832.8	(267.6)	18.6	286.3	11,752.7	18.3	73.3	55.0	8,383.8	(188.3)	17.0	205.4

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥40.6 billion, ¥33.6 billion and ¥3.3 billion, which were recognized as Income/Loss for December 31, 2013, September 30, 2013 and March 31, 2013 respectively, by applying the fair-value hedge method and others.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2013				As of March 31, 2013				As of September 30, 2013 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	3,870.2	12.6	14.7	2.1	3,000.4	19.9	20.0	0.0	3,600.3	14.7	16.4	1.7
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,870.2	12.6	14.7	2.1	3,000.4	19.9	20.0	0.0	3,600.3	14.7	16.4	1.7

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2013				As of March 31, 2013				As of September 30, 2013 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	118.3	174.2	174.2	—	44.2	5.8	5.8	—	118.3	202.4	203.6	1.1
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	118.3	174.2	174.2	—	44.2	5.8	5.8	—	118.3	202.4	203.6	1.1

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments. The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2013		As of March 31, 2013	As of September 30, 2013 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,141.2	263.0	878.1	1,016.8
Japanese Stocks	1,291.2	581.0	710.1	1,134.3
Japanese Bonds	(0.0)	(113.4)	113.4	22.5
Other	(150.0)	(204.4)	54.4	(140.0)

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2013		As of March 31, 2013	As of September 30, 2013 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,010.1	(12.7)	1,022.9	919.1
Japanese Stocks	1,211.0	326.8	884.2	1,069.4
Japanese Bonds	0.3	(112.9)	113.2	22.0
Other	(201.1)	(226.6)	25.5	(172.4)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2013			As of March 31, 2013			As of September 30, 2013 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	577.0	609.2	(32.2)	673.9	489.4	184.5	622.9	590.7	32.1
MHTB	67.9	74.4	(6.4)	71.9	73.7	(1.7)	69.2	76.0	(6.7)

Total	645.0	683.7	(38.7)	745.8	563.1	182.7	692.2	666.8	25.4

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Billions of yen)
	As of December 31, 2013
		Change	As of March 31, 2013	As of September 30, 2013 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	131.8	(43.6)	175.4	146.0
Claims with Collection Risk	469.9	(93.7)	563.7	464.6
Claims for Special Attention	532.9	(165.3)	698.2	544.5
Total	1,134.7	(302.7)	1,437.4	1,155.3

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—
Total	3.0	(0.0)	3.0	3.0

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	131.8	(43.6)	175.4	146.0
Claims with Collection Risk	473.0	(93.7)	566.8	467.7
Claims for Special Attention	532.9	(165.3)	698.2	544.5
Total	1,137.8	(302.7)	1,440.5	1,158.3

Note:	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

Total (Banking Account + Trust Account)

	(Billions of yen, %)
	As of December 31, 2013		As of March 31, 2013	As of September 30, 2013 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	117.9	(41.2)	159.1	131.0
Claims with Collection Risk	462.3	(90.9)	553.2	452.7
Claims for Special Attention	435.5	(145.2)	580.8	442.3
Sub-total [1]	1,015.9	(277.4)	1,293.3	1,026.1
NPL ratio [1]/[2]	1.29%	(0.41)%	1.71%	1.35%
Normal Claims	77,636.8	3,343.2	74,293.5	74,842.1
Total [2]	78,652.7	3,065.8	75,586.9	75,868.2

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	88.1	(40.7)	128.8	100.9
Claims with Collection Risk	446.9	(87.9)	534.9	436.7
Claims for Special Attention	428.9	(142.9)	571.8	435.3
Sub-total [3]	964.0	(271.6)	1,235.6	973.1
NPL ratio [3]/[4]	1.27%	(0.44)%	1.72%	1.34%
Normal Claims	74,412.5	3,920.3	70,492.2	71,443.1
Total [4]	75,376.6	3,648.7	71,727.9	72,416.2

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	29.8	(0.4)	30.2	30.0
Claims with Collection Risk	12.3	(2.9)	15.2	12.9
Claims for Special Attention	6.6	(2.3)	9.0	6.9
Sub-total [5]	48.8	(5.7)	54.5	49.9
NPL ratio [5]/[6]	1.49%	0.07%	1.42%	1.45%
Normal Claims	3,209.2	(576.0)	3,785.3	3,383.7
Total [6]	3,258.1	(581.8)	3,839.9	3,433.7

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—
Sub-total [7]	3.0	(0.0)	3.0	3.0
NPL ratio [7]/[8]	16.90%	0.89%	16.01%	16.66%
Normal Claims	15.0	(1.0)	16.0	15.2
Total [8]	18.0	(1.0)	19.1	18.3

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013 (Reference)
MHBK	84,431.0	1,947.2	82,483.7	84,423.0
MHTB	2,090.7	95.8	1,994.8	1,902.5

Total	86,521.7	2,043.1	84,478.5	86,325.5

(1)-2 Domestic Deposits
Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013 (Reference)
MHBK	72,261.3	(233.3)	72,494.7	73,440.0
Individual deposits	37,774.9	1,343.5	36,431.4	36,992.5
MHTB	2,052.4	93.2	1,959.1	1,866.5
Individual deposits	1,268.1	(81.0)	1,349.1	1,279.1
Total	74,313.8	(140.0)	74,453.9	75,306.6
Individual deposits	39,043.1	1,262.5	37,780.5	38,271.6
Note: Above figures do not include deposits booked at overseas offices and offshore deposits. (2) Loans and Bills Discounted Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013 (Reference)
MHBK	66,733.6	3,271.5	63,462.0	64,708.3
MHTB	3,143.4	(582.6)	3,726.1	3,324.3
Total	69,877.1	2,688.9	67,188.1	68,032.6

Note:	Loans to MHFG are included as follows:
As of December 31, 2013: ¥562.7 billion (from MHBK)
As of September 30, 2013: ¥478.8 billion (from MHBK)
As of March 31, 2013: ¥646.9 billion (from former MHBK ¥600.0 billion; from former MHCB ¥46.9 billion)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

MHBK

		(%)
		Third Quarter of Fiscal 2013 (Accumulated Period)				Third Quarter of Fiscal 2012 (Accumulated Period)
		MHBK (Apr. - Dec.)	Former MHBK (Apr. -Jun.)	Aggregate Figures	Change

Return on Loans and Bills Discounted	1	1.07	1.27	1.11	(0.08)	1.19
Cost of Deposits	2	0.05	0.04	0.05	(0.01)	0.06
Loan and Deposit Rate Margin [1]-[2]	3	1.01	1.22	1.06	(0.07)	1.13

Notes:	1.	Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
	2.	Deposits include NCDs.
	3.	Figures for MHBK (Apr. - Dec.) are calculated based on the figures for former MHCB for the first quarter and MHBK for the second and third quarters.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

MHBK

Return on Loans and Bills Discounted	4	1.18	1.46	1.24	(0.07)	1.32
Loan and Deposit Rate Margin [4]-[2]	5	1.13	1.41	1.19	(0.06)	1.25

2-9